UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 12, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NCL Corporation Ltd.

File No. 333-128780 - CF#21791

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NCL Corporation Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 13, 2008.

Based on representations by NCL Corporation Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.54	through March 14, 2013
Exhibit 4.55	through March 14, 2013
Exhibit 4.56	through March 14, 2013
Exhibit 4.57	through March 14, 2013
Exhibit 4.58	through March 14, 2013
Exhibit 4.59	through March 14, 2013
Exhibit 4.60	through March 14, 2013
Exhibit 4.61	through March 14, 2013
Exhibit 4.62	through March 14, 2013
Exhibit 4.63	through March 14, 2013
Exhibit 4.65	through March 14, 2013
Exhibit 4.66	through March 14, 2013
Exhibit 4.67	through March 14, 2013
Exhibit 4.68	through March 14, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Special Counsel